Commission File Number 001-31914

Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form and reply slip for the Extraordinary General Meeting to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ELECTION OF MR. BAI TAO AS AN EXECUTIVE DIRECTOR OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS

ELECTION OF MR. HUANG YIPING AS AN INDEPENDENT DIRECTOR OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS

ELECTION OF MS. CHEN JIE AS AN INDEPENDENT DIRECTOR OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS

OUTLINE OF THE “14TH FIVE-YEAR DEVELOPMENT PLAN” OF THE COMPANY

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2022

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 27 April 2022 at 9:30 a.m. is set out on pages 10 to 12 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Extraordinary General Meeting (i.e. no later than 9:30 a.m. on 26 April 2022) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 7 April 2022.

11 March 2022

Commission File Number 001-31914

- i -

Commission File Number 001-31914

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Director(s)”	director(s) of the Company

“EGM” or “Extraordinary General Meeting”	the first extraordinary general meeting 2022 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 27 April 2022 at 9:30 a.m.

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Director(s)” or “Independent Non-executive Director(s)”	independent non-executive Director(s) of the Company

Commission File Number 001-31914

DEFINITIONS

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

Note: If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

Commission File Number 001-31914

LETTER FROM THE BOARD

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Executive Directors:	16 Financial Street
Mr. Su Hengxuan, Mr. Li Mingguang,	Xicheng District
Ms. Huang Xiumei	Beijing 100033
PRC
Non-executive Directors:
Mr. Yuan Changqing, Mr. Wang Junhui	Place of Business in Hong Kong:
The Hong Kong Office
Independent Non-executive Directors: Mr.	16/F, Tower A, China Life Centre
Tang Xin, Ms. Leung Oi-Sie Elsie, Mr.	One Harbour Gate
Lam Chi Kuen, Mr. Zhai Haitao	18 Hung Luen Road
Hung Hom, Kowloon
Hong Kong

11 March 2022

To the shareholders

Dear Sir or Madam,

I.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 27 April 2022 at 9:30 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

Commission File Number 001-31914 LETTER FROM THE BOARD

II.	ELECTION OF DIRECTORS

On 8 March 2022, the Board of Directors considered and approved the proposals in relation to the nomination of Mr. Bai Tao as a candidate for Executive Director of the seventh session of the Board of Directors and the nomination of Mr. Huang Yiping and Ms. Chen Jie as candidates for Independent Directors of the seventh session of the Board of Directors. The proposals are hereby submitted to the EGM for consideration and approval.

Election of Mr. Bai Tao as an Executive Director of the seventh session of the Board of Directors

The biographical details of Mr. Bai Tao are set out below:

Mr. Bai Tao, born in 1963, has been the Secretary to the Party Committee of China Life Insurance (Group) Company, the controlling shareholder of the Company, since January 2022. From August 1984 to May 2014, Mr. Bai Tao worked at Industrial and Commercial Bank of China Limited (a company listed on the Hong Kong Stock Exchange, stock code: 1398, and the Shanghai Stock Exchange, stock code: 601398) and successively served as an Assistant to the President of Hainan Branch, the Deputy General Manager of the Project Credit Department of the Head Office, the Vice President of Jilin Branch, the Vice President (responsible for daily operations) and the President of Hunan Branch, the General Manager of the Asset Risk Management Department, the General Manager of the Risk Management Department and the President of the Internal Audit Bureau of the Head Office. From May 2014 to August 2016, he served as the Vice President of China Life Insurance (Group) Company. From September 2016 to July 2018, he served as the Deputy General Manager of China Investment Corporation, during which he also served as an Executive Director and the General Manager of Central Huijin Investment Ltd. from October 2016. From July 2018 to January 2020, Mr. Bai Tao served as the President, an Executive Director and the Vice Chairman of The People’s Insurance Company (Group) of China Limited (a company listed on the Hong Kong Stock Exchange, stock code: 1339, and the Shanghai Stock Exchange, stock code: 601319), during which he also served as the Chairman of PICC Investment Holding Co., Ltd. from February 2019 and the Chairman of PICC Capital Investment Management Company Limited from July 2019. He was the Chairman of State Development & Investment Corp., Ltd. from January 2020 to January 2022. Mr. Bai Tao, a senior economist, graduated from Renmin University of China with a doctoral degree in economics.

The qualification of Mr. Bai Tao as a Director is subject to the approval of the CBIRC. Mr. Bai Tao will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Directors. He is eligible for re-election upon expiry of his term. Mr. Bai Tao will not receive any director’s fee or remuneration from the Company.

Commission File Number 001-31914 LETTER FROM THE BOARD

Save as disclosed above, Mr. Bai Tao has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Bai Tao does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Bai Tao that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

Election of Mr. Huang Yiping and Ms. Chen Jie as Independent Directors of the seventh session of the Board of Directors

The biographical details of Mr. Huang Yiping are set out below:

Mr. Huang Yiping, born in 1964, is the Associate Dean of the National School of Development, the Jinguang Chair Professor of Finance and Economics, and the Director of the Institute of Digital Finance of Peking University. Currently, Mr. Huang Yiping also serves as the Vice President of the Public Policy Research Center and a researcher of the Finance Research Center of the Counsellor’s Office of the State Council, the Chairman of the Professional Committee of FinTech Development and Research of the National Internet Finance Association of China. He is concurrently a member of China Finance 40 Forum (currently the Chairman of its Academic Committee), a member of Chinese Economists 50 Forum, as well as the Editor in Chief of China Economic Journal, and the Deputy Editor in Chief of Asian Economic Policy Review.

Mr. Huang Yiping has been an Independent Director of Ant Group Co., Ltd. since August 2020. He served as a member of the Monetary Policy Committee of The People’s Bank of China from June 2015 to June 2018, the Managing Director of the Emerging Market Headquarters/the Chief Economist of Asian Emerging Markets of Barclays Capital Asia from August 2011 to June 2013, the Managing Director/the Chief Economist of the Asia-Pacific region of Citigroup Inc. from May 2000 to February 2009, and a senior lecturer and the Director of China’s economic projects of The Australian National University from August 1993 to April 2000.

Mr. Huang Yiping obtained a master’s degree in economics from Renmin University of China and a doctoral degree in economics from The Australian National University.

The qualification of Mr. Huang Yiping as a Director is subject to the approval of the CBIRC. Mr. Huang Yiping will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Directors. He is eligible for re-election upon expiry of his term. Mr. Huang Yiping will be entitled to an annual director’s fee to be determined by the Board of Directors with reference to his duties and responsibilities and subject to approval at the shareholders’ general meeting.

Commission File Number 001-31914 LETTER FROM THE BOARD

Save as disclosed above, Mr. Huang Yiping has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Huang Yiping does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Huang Yiping that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

The biographical details of Ms. Chen Jie are set out below:

Ms. Chen Jie, born in 1970, is the Director and a researcher of the Commercial Law Research Unit of the Institute of Law, a professor and doctoral tutor of Chinese Academy of Social Sciences. She is a member of the Chinese Legal System Committee of China Democratic League, as well as the Vice Chairman of China Business Law Society, an Executive Director of each of the Institute of Commercial Law and the Institute of Securities Law of China Law Society, and a Director of the Institute of Insurance Law of China Law Society. Ms Chen Jie is also a member of the Appeal Review Committee of Shenzhen Stock Exchange, a member of the Expert Advisory Committee of Beijing Financial Court, and an arbitrator of each of Beijing Arbitration Commission/Beijing International Arbitration Center, Shenzhen Court of International Arbitration, China International Economic and Trade Arbitration Commission, Shanghai International Economic and Trade Arbitration Commission and Shanghai Arbitration Commission.

Ms. Chen Jie served as an Independent Director of Central China Land Media Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 000719) from December 2010 to April 2017, an Independent Director of BOMESC Offshore Engineering Company Limited (a company listed on the Shanghai Stock Exchange, stock code: 603727) from January 2016 to January 2019, and an Independent Director of Sino Geophysical Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 300191) from November 2015 to November 2021.

Ms. Chen Jie obtained a bachelor’s degree in law from East China College of Political Science and Law, a master’s and doctoral degrees in law from Peking University, and a postdoctoral qualification from the Institute of Law of Chinese Academy of Social Sciences.

Commission File Number 001-31914 LETTER FROM THE BOARD

The qualification of Ms. Chen Jie as a Director is subject to the approval of the CBIRC. Ms. Chen Jie will enter into a service contract with the Company. Her term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Directors. She is eligible for re-election upon expiry of her term. Ms. Chen Jie will be entitled to an annual director’s fee to be determined by the Board of Directors with reference to her duties and responsibilities and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Ms. Chen Jie has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Ms. Chen Jie does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Ms. Chen Jie that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

Nomination policy and procedure for Independent Directors

In reviewing the structure of the Board of Directors, the Nomination and Remuneration Committee will consider the Board diversity from a number of aspects, including but not limited to gender, age, cultural and educational background, professional experience, skills and knowledge. All appointments of the Board members will be based on meritocracy, and candidates will be considered against criteria including talents, skills and experience as may be necessary for the operation of the Board as a whole, with a view to maintaining a sound balance of the Board’s composition.

Mr. Huang Yiping has extensive experience and knowledge in economics, digital finance and management and can enhance the professional capabilities of the Board in the relevant aspects. Ms. Chen Jie has profound legal background and can replenish the professional knowledge of the Board in the aspect of law and promote the diversity of the Board in gender. None of the candidates for Independent Directors hold position as a director in seven or more listed companies, and each of them is able to devote sufficient time and attention to the Company. As such, on 8 March 2022, the Nomination and Remuneration Committee nominated each of the candidates for Independent Directors to the Board for it to recommend to the shareholders for election at the EGM.

Commission File Number 001-31914 LETTER FROM THE BOARD

The Board considers that each of the candidates for Independent Directors possesses the basic knowledge of operations of listed companies, is familiar with the relevant laws, administrative regulations, departmental rules and other regulatory documents and has over five years of working experiences in law, economics, finance, management or other experiences necessary for serving as an Independent Director. Moreover, each of the candidates for Independent Directors has confirmed his/her independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board also considers that each of the candidates for Independent Directors meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

III.	OUTLINE OF THE “14TH FIVE-YEAR DEVELOPMENT PLAN” OF THE COMPANY

In order to make scientific development planning and proceed with all tasks of the Company for the period of the “14th Five-Year Plan”, the Company has prepared the “Outline of the ‘14th Five-Year Development Plan’ of China Life Insurance Company Limited” in accordance with the “Guidelines for the Administration of Development Planning of Insurance Companies” (Yuan Bao Jian Fa [2013] No. 18).

The outline has been considered and passed at the seventh meeting of the seventh session of the Board of Directors on 20 January 2022, and is hereby submitted to the EGM for consideration and approval. The full text of the outline is set out in Appendix I to this circular.

IV.	THE EGM

The notice of EGM is set out on pages 10 to 12 of this circular. The proxy form and the reply slip of the EGM are enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 9:30 a.m. on 26 April 2022) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 7 April 2022.

Commission File Number 001-31914 LETTER FROM THE BOARD

V.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the EGM.

VI.	RECOMMENDATION

The Board considers that the resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of the proposed resolutions at the EGM.

Yours faithfully, Yuan Changqing Acting Chairman

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2022

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2022

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2022 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 27 April 2022 at 9:30 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the election of Mr. Bai Tao as an Executive Director of the seventh session of the Board of Directors of the Company.

2.	To consider and approve the election of Mr. Huang Yiping as an Independent Director of the seventh session of the Board of Directors of the Company.

3.	To consider and approve the election of Ms. Chen Jie as an Independent Director of the seventh session of the Board of Directors of the Company.

4.	To consider and approve the outline of the “14th Five-Year Development Plan” of the Company.

By Order of the Board Heng Victor Ja Wei Company Secretary

11 March 2022

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2022

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Extraordinary General Meeting from Monday, 28 March 2022 to Wednesday, 27 April 2022 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Extraordinary General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 25 March 2022.

The Company will announce separately on the Shanghai Stock Exchange details of eligibility of holders of A Shares for attending the Extraordinary General Meeting.

2.	PROXY

(1)

Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Extraordinary General Meeting (i.e. no later than 9:30 a.m. on 26 April 2022) (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 7 April 2022.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the Extraordinary General Meeting.

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2022

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code: Contact office:	100033 Board Office
Telephone No.:	86 (10) 6363 1248
Facsimile No.:	86 (10) 6657 5112

Commission File Number 001-31914

APPENDIX I	OUTLINE OF THE “14TH FIVE-YEAR DEVELOPMENT PLAN” OF THE COMPANY

In order to make scientific development planning and proceed with all tasks of the Company for the period of the “14th Five-Year Plan”, the Company has prepared the “Outline of the ‘14th Five-Year Development Plan’ of China Life Insurance Company Limited” (hereinafter referred to as the “Outline”) in accordance with the “Guidelines for the Administration of Development Planning of Insurance Companies” (Yuan Bao Jian Fa [2013] No. 18). The Outline mainly includes the following:

I.	KEY FRAMEWORK OF THE OUTLINE

The Outline primarily consists of four sections, including 46 articles in nine chapters as well as one appendix setting out the major development indicators for the “14th Five-Year Plan”. Section 1 (Chapter 1) mainly looks at the question of “where are we?”, summarizes the achievements made by the Company for the period of the “13th Five-Year Plan”, and analyzes both the opportunities and challenges to be encountered by the Company in the external development environment for the next five years. Section 2 (Chapter 2) focuses on the question of “where shall we go?”, which forms the guiding philosophy and key objective of the Company for the period of the “14th Five-Year Plan”. Section 3 (from Chapter 3 to Chapter 8) mainly deals with the question of “how shall we get there?”, which further describes the strategic tasks and major measures of the Company for the period of the “14th Five-Year Plan”. Section 4 (Chapter 9) explicitly sets out the plan of the Company for implementation of a protection mechanism.

II.	GUIDING PHILOSOPHY AND KEY OBJECTIVE OF THE COMPANY FOR ITS BUSINESS DEVELOPMENT DURING THE PERIOD OF THE “14TH FIVE-YEAR PLAN”

The Outline further defines the guiding philosophy, basic principles required for compliance, and vision and objectives of the Company for its business development during the period of the “14th Five-Year Plan” by reference to the spirit of the Central Government, applicable regulatory requirements and the planning of CLIC, and after taking into account the development of the industry in which the Company operates business and its own actual situation.

1.

Guiding philosophy. With the adherence to the guiding philosophy of the PRC for the economic and social development during the period of the “14th Five-Year Plan” and in consideration of its actual characteristics, the Company shall concentrate on “Three Major Transformations, Dual Centers and Dual Focuses, Asset-liability Interaction”, and pursue the “people-centered” development approach, so as to bring its business development in close alignment with the overall national development plan. It shall take business development as the top priority, uphold the guideline of making progress while maintaining stability, aim for continuous high-quality development, and implement in-depth reforms and innovation, in a bid to forge ahead supply-side structural reform further in vertical direction. Focus shall be given to healthcare, aged-care and wealth creation sectors to accelerate the implementation of the “Product + Service + Technology” development mode. The Company shall emphasize on business expansion with enhanced quality, and build a pioneering China Life, happy China Life, evergreen China Life, energetic China Life, digital China Life and safe China Life to protect people’s good life, laying a solid foundation for the Company to become a leading life insurance company in the world.

Commission File Number 001-31914

APPENDIX I	OUTLINE OF THE “14TH FIVE-YEAR DEVELOPMENT PLAN” OF THE COMPANY

2.

Basic principles. The Outline mainly defines the six fundamental principles required to uphold for the development reforms set forth in the “14th Five-Year Plan” as follows: strengthening the leadership of the Party as the fundamental guarantee, taking the “people-centered” approach as the fundamental approach, aiming for high-quality development as the fundamental requirement, deepening reforms and innovation as the fundamental driving force, pursuing compliant operation as the fundamental bottom line, and applying system concept as the fundamental philosophy.

3.

Key objective. Through five years of hard work, the Company shall go up to a new and higher level in all aspects, becoming one of the leading life insurance companies in the world with a brand new look.

III.	STRATEGIC TASKS AND MAJOR MEASURES OF THE COMPANY FOR THE PERIOD OF THE “14TH FIVE-YEAR PLAN”

To ensure the accomplishment of the development objective of the “14th Five-Year Plan”, the Company will, during the period of the “14th Five-Year Plan”, focus on making breakthroughs and building six different China Life by taking full advantage of all positive factors.

(1)	Keeping red genes forever to build a pioneering China Life

The Company shall enhance “four awareness”, maintain “four confidence”, practice “two safeguards”, and optimize the organizational system that achieves connection and consistency at all levels and ensures strong and effective implementation by upholding the belief that a powerful state-owned enterprise is attributable to its strong Party building foundation, so as to ensure an effective implementation of the decisions and deployment made by the Party and the central government. The Company shall also enhance the Party building in all aspects, making itself into a pioneer of the insurance industry that serves the overall national development.

Commission File Number 001-31914

APPENDIX I OUTLINE OF THE “14TH FIVE-YEAR DEVELOPMENT PLAN” OF THE COMPANY

(2)	Following the principle of “shared benefits, win-win cooperation and joint contribution” to build a happy China Life

The Company shall stick to the “people-centered” philosophy of development, proactively practice the “customer-centric” business concept, firmly pursue business expansion with enhanced quality, and satisfy the needs of people for more diversified, personalized and high-level insurance services with its high-quality development, thereby striking a dynamic balance of “demand drives supply while supply creates demand”. The Company shall act on the principle of “shared benefits, win-win cooperation and joint contribution”, build a harmonious enterprise, and integrate economic value creation with social value creation, with a view to enhancing the sense of achievements, happiness and security of its stakeholders.

(3)	Taking quality as the first priority to build an evergreen China Life

With high-quality development as its major development trend for the period of the “14th Five-Year Plan”, the Company shall take advantage of a new development stage at the right time, act on a new development philosophy, engage in a new development pattern, and speed up the creation of a value chain for the operation and management of life insurance that meets the new requirements of a new era, for the purposes of driving the healthy, sustainable and high-quality development of the Company and building an “evergreen China Life”.

(4)	Further deepening reforms to build an energetic China Life

The Company shall adopt reforms as its key measures to respond to major changes, make new changes and serve the overall national development, and as the fundamental driving force for its high-quality development. Building upon the achievements made by “Dingxin Project” reforms, the Company shall invigorate its vitality for development through the introduction of modern corporate system and market-oriented mechanism to ensure a strong and effective collaboration among its divisions at the head-office, provincial, municipal and county levels, to motivate cadre employees at all levels to perform their duties and start up business with great passion, and to fully unleash all driving forces in favour of its high-quality development, which will continuously add new drivers to the Company for achieving top performance in business value and scale.

(5)	Strengthening innovation-driven development to build a digital China Life

With technological innovation as the strategic and critical support to its reforms for development, the Company shall build a digital China Life that focuses on “data as the key element for production, modern information network as the major carrier, and application of digital technology as the key feature”, so as to accelerate its goal of becoming a powerful company in technology.

Commission File Number 001-31914

APPENDIX I OUTLINE OF THE “14TH FIVE-YEAR DEVELOPMENT PLAN” OF THE COMPANY

(6)	Defending the bottom line of risks to build a safety China Life

The Company shall remain committed to safety development, prepare its development and safety plans in response to the new development of risk prevention and control, enhance the system and capacity building in risk management, and speed up the establishment of a major risk control mode that is in line with the new development philosophy and the principle of “joint contribution and joint governance”, provides a full coverage for all aspects and workflows, and operates in an efficient and intelligent manner. The Company shall actively promote a better integration of the supervisory role of audit, risk management and business decision, with a view to forming a joint force in risk prevention and control and strengthening the safety net of the Company for its business development.

IV.	DEVELOPING AND OPTIMIZING THE “14TH FIVE-YEAR PLAN” FOR IMPLEMENTATION OF A PROTECTION MECHANISM

The Outline explicitly sets out the plan of the Company for implementation of a protection mechanism, which specifically includes strengthening the leadership of the planning organization for implementation of the mechanism, establishing a development planning system, stepping up efforts in promoting and directing the implementation, formulating well-developed plans and implementing the mechanism, as well as making adjustments to and modifications of the mechanism in due course.

Board of Directors of China Life Insurance Company Limited